Exhibit 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	For the three months ended March 31,
Millions of dollars, except per share data	2004	2003
Sales and other operating revenues	$1,105	$989

Cost of sales	1,029	956
Selling, general and administrative expenses	45	42
Research and development expenses	8	9

	1,082	1,007

Operating income (loss)	23	(18)
Interest expense	(111)	(100)
Interest income	2	17
Other income (expense), net	(1)	16

Loss before equity investments and income taxes	(87)	(85)

Income (loss) from equity investments:
Equistar Chemicals, LP	6	(100)
LYONDELL-CITGO Refining LP	56	19
Other	1	(2)

	63	(83)

Loss before income taxes	(24)	(168)

Benefit from income taxes	(9)	(55)

Net loss	$(15)	$(113)

Basic and diluted loss per share	$(0.08)	$(0.70)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Millions, except shares and par value data	March 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$471	$438
Accounts receivable:
Trade, net	401	365
Related parties	66	84
Inventories	334	347
Prepaid expenses and other current assets	84	82
Deferred tax assets	43	43

Total current assets	1,399	1,359
Property, plant and equipment, net	2,566	2,640
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	969	965
Investment in PO joint ventures	840	866
Investment in and receivable from LYONDELL-CITGO Refining LP	234	232
Other investments and long-term receivables	86	85
Goodwill	1,080	1,080
Other assets, net	390	406

Total assets	$7,564	$7,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$282	$284
Related parties	134	147
Accrued liabilities	326	268

Total current liabilities	742	699
Long-term debt	4,151	4,151
Other liabilities	688	680
Deferred income taxes	768	792
Commitments and contingencies
Minority interest	134	155
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 142,330,000 shares issued	142	142
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 37,347,341 and 36,823,421 shares issued, respectively	37	37
Additional paid-in capital	1,580	1,571
Retained deficit	(536)	(474)
Accumulated other comprehensive loss	(92)	(54)
Treasury stock, at cost, 1,785,522 and 2,360,834 shares, respectively	(50)	(66)

Total stockholders’ equity	1,081	1,156

Total liabilities and stockholders’ equity	$7,564	$7,633

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three months ended March 31,
Millions of dollars	2004	2003
Cash flows from operating activities:
Net loss	$(15)	$(113)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	63	57
(Income) losses from equity investments	(6)	102
Deferred income taxes	(10)	(54)
Gain on sale of equity interest	—	(18)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(26)	(48)
Inventories	11	(5)
Accounts payable	(6)	36
Accrued interest	78	67
Income taxes refundable, net of payable	1	34
Other assets and liabilities, net	(22)	(12)

Net cash provided by operating activities	68	46

Cash flows from investing activities:
Expenditures for property, plant and equipment	(11)	(9)
Distributions from affiliates in excess of earnings	18	71
Contributions and advances to affiliates	(13)	(51)
Proceeds from sale of equity interest	—	28
Purchase of other short-term investments	—	(9)

Net cash (used in) provided by investing activities	(6)	30

Cash flows from financing activities:
Dividends paid	(31)	(28)
Other	3	(3)

Net cash used in financing activities	(28)	(31)

Effect of exchange rate changes on cash	(1)	—

Increase in cash and cash equivalents	33	45
Cash and cash equivalents at beginning of period	438	286

Cash and cash equivalents at end of period	$471	$331

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Lyondell 2003 Annual Report on Form 10-K.

2. Employee Stock Options

In the first quarter 2003, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $1 million for each of the three-month periods ended March 31, 2004 and 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended March 31,
Millions of dollars, except per share data	2004	2003
Reported net loss	$(15)	$(113)
Add stock-based compensation expense included in net loss, net of tax	1	1
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(1)	(2)

Pro forma net loss	$(15)	$(114)

Basic and diluted loss per share:
Reported	$(0.08)	$(0.70)
Pro forma	$(0.09)	$(0.71)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Lyondell has a 70.5% interest in Equistar, while Millennium Chemicals Inc. (“Millennium”) has a 29.5% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

As described in Note 13, the partners have agreed to a transaction under which, if completed, Equistar, as well as Millennium, will become wholly owned consolidated subsidiaries of Lyondell.

Summarized financial information for Equistar follows:

Millions of dollars	March 31, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$1,225	$1,261
Property, plant and equipment, net	3,293	3,334
Investments and other assets, net	448	433

Total assets	$4,966	$5,028

Current maturities of long-term debt	$1	$—
Other current liabilities	687	754
Long-term debt	2,313	2,314
Other liabilities and deferred revenues	361	359
Partners’ capital	1,604	1,601

Total liabilities and partners’ capital	$4,966	$5,028

	For the three months ended March 31,
	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$1,962	$1,641
Cost of sales	1,857	1,676
Selling, general and administrative expenses	41	40
Research and development expenses	7	9
(Gain) loss on asset dispositions	(4)	12

Operating income (loss)	61	(96)
Interest expense, net	(55)	(49)
Other (expense), net	(1)	(1)

Net income (loss)	$5	$(146)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$76	$78
Expenditures for property, plant and equipment	19	13

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell’s income or loss from its investment in Equistar consists of Lyondell’s share of Equistar’s income or loss and accretion of Lyondell’s investment in Equistar up to its underlying equity in Equistar’s net assets. At March 31, 2004, Lyondell’s underlying equity in Equistar’s net assets exceeded the carrying value of its investment in Equistar by approximately $162 million. This difference will be recognized in income over the next 14 years.

4. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Summarized financial information for LCR follows:

Millions of dollars	March 31, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$328	$316
Property, plant and equipment, net	1,230	1,240
Other assets	78	81

Total assets	$1,636	$1,637

Bank loan facility	$450	$450
Other current liabilities	381	386
Loans payable to partners	264	264
Other liabilities	118	114
Partners’ capital	423	423

Total liabilities and partners’ capital	$1,636	$1,637

	For the three months ended March 31,
	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$1,154	$1,183
Cost of sales	1,037	1,133
Selling, general and administrative expenses	16	12

Operating income	101	38
Interest expense, net	(10)	(10)

Net income	$91	$28

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$30	$28
Expenditures for property, plant and equipment	15	15

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of Lyondell’s investment in LCR up to its underlying equity in LCR’s net assets. At March 31, 2004, Lyondell’s underlying equity in LCR’s net assets exceeded the carrying value of its investment in LCR by approximately $256 million. This difference will be recognized in income over the next 24 years.

At March 31, 2004, LCR had $450 million outstanding under a bank loan facility and a $70 million working capital revolving credit facility, both of which expire in June 2004. LCR has entered into agreements with a major financial institution to refinance the facilities with a $450 million senior secured term loan facility and a $100 million senior secured revolving credit facility. The new three-year facilities would have terms similar to the existing facilities, would be secured by substantially all of the assets of LCR and would contain covenants that require LCR to maintain specified financial ratios. The refinancing is expected to be completed in May 2004.

Also, during May 2004, Lyondell and CITGO extended the maturity of the loans payable to partners, including $229 million payable to Lyondell and $35 million payable to CITGO, from March 31, 2005 to July 1, 2005. As part of the refinancing, the maturity would be further extended to a date six months after the maturity of the new senior secured facilities.

5. Inventories

Inventories consisted of the following components:

Millions of dollars	March 31, 2004	December 31, 2003
Finished goods	$257	$269
Work-in-process	7	7
Raw materials	32	33
Materials and supplies	38	38

Total inventories	$334	$347

6. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	March 31, 2004	December 31, 2003
Land	$11	$11
Manufacturing facilities and equipment	3,390	3,453
Construction in progress	38	15

Total property, plant and equipment	3,439	3,479
Less accumulated depreciation	(873)	(839)

Property, plant and equipment, net	$2,566	$2,640

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization is summarized as follows:

	For the three months ended March 31,
Millions of dollars	2004	2003
Property, plant and equipment	$44	$40
Investment in PO joint ventures	12	8
Turnaround costs	3	4
Software costs	2	2
Other	2	3

Total depreciation and amortization	$63	$57

In addition, amortization of debt issuance costs of $4 million for each of the three-month periods ended March 31, 2004 and 2003 is included in interest expense in the Consolidated Statements of Income.

7. Long-Term Debt

Long-term debt consisted of the following:

Millions of dollars	March 31, 2004	December 31, 2003
Bank credit facility:
Revolving credit facility	$—	$—
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	325
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225
Other	2	2
Unamortized discount	(9)	(9)

Total long-term debt	4,151	4,151
Less current maturities	—	—

Long-term debt, net	$4,151	$4,151

In February 2004, in response to ongoing adverse conditions in the industry, Lyondell obtained further amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Pension and Other Postretirement Benefits

Net periodic pension and other postretirement benefit costs included the following components for the three months ended March 31:

	Pension Benefits		Other Postretirement Benefits
Millions of dollars	2004	2003	2004	2003
Components of net periodic benefit cost:
Service cost	$6	$5	$1	$1
Interest cost	10	10	1	1
Recognized gain on plan assets	(7)	(6)	—	—
Actuarial and investment loss amortization	6	6	—	—

Net periodic benefit cost	$15	$15	$2	$2

Lyondell previously disclosed, in its financial statements for the year ended December 31, 2003, that it expected to contribute approximately $57 million to its pension plans in 2004. As a result of pension funding relief legislation enacted in April 2004, Lyondell estimates that the 2004 pension contribution will decrease to approximately $36 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted in December 2003. In January 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP FAS 106-1 permitted Lyondell to make a one-time election to defer recognition of the effects of the Act in accounting for its plans until the FASB develops and issues authoritative guidance on accounting for subsidies provided by the Act. Lyondell elected to make the one-time deferral and is currently awaiting further FASB guidance as well as pending regulatory guidance, which will enable it to conclude whether the benefits provided under its plan are actuarially equivalent to the benefits under the Act and, therefore, entitled to a subsidy. Accordingly, the accumulated postretirement benefit obligation and the net periodic postretirement benefit costs do not reflect any potential benefit associated with the subsidy.

9. Commitments and Contingencies

Crude Supply Agreement—Under a crude supply agreement (“Crude Supply Agreement” or “CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s rated refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances.

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”) have each agreed to provide certain indemnifications or guarantees thereof to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are filed prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of March 31, 2004, Equistar had incurred the full $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium, Occidental and Equistar remain liable under these indemnification or guarantee arrangements to the same extent as they were before Lyondell’s August 2002 acquisition of Occidental’s interest in Equistar.

Environmental Remediation—As of March 31, 2004, Lyondell’s environmental liability for future remediation costs at current and former plant sites and a limited number of Superfund sites totaled $15 million. Substantially all amounts accrued are expected to be incurred over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”) under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”), which contribute to ozone formation, must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region prior to a November 2007 compliance deadline for the one-hour ozone standard. Revised rules adopted by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would range between $250 million and $300 million for Lyondell, Equistar and LCR, collectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the one-hour ozone standard and the 80% NOx emission reduction requirements:

Millions of dollars	Range of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell proportionate share NOx capital expenditures	$180 - 220

Cumulative capital expenditures through March 31, 2004 by Lyondell, Equistar and LCR totaled $11 million, $80 million and $11 million, respectively. Lyondell’s proportionate share of the spending through March 31, 2004 totaled $74 million.

The above range of estimates could be affected by increased costs for stricter proposed controls over highly reactive, volatile organic compounds (“HRVOCs”). The regulatory agency for the state of Texas, the Texas Commission on Environmental Quality, or “TCEQ,” plans to finalize the HRVOC rules by December 2004. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. The TCEQ will continue with its current plan to revise the HRVOC rules in 2004. The timing and amount of the estimated expenditures are subject to these regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. There can be no assurance as to the ultimate cost of implementing any plan developed to comply with the final ozone standards.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate produced an energy bill that would have phased out the use of MTBE over 10 years, but also provided limited liability protection for MTBE. The House of Representatives passed the bill as reported out of conference, but the Senate has not. Various versions of an energy bill have been considered in the Senate in 2004 that would phase out use of MTBE, but would not provide liability protection. The final form and timing of the reconciliation of these competing versions of the energy bill in the U.S. Congress is uncertain.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the state level, a number of states have legislated MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Therefore, bans in these states do not impact MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. These bans started to negatively affect MTBE demand during late 2003. In addition, in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented approximately one-fourth of U.S. MTBE industry demand. Other Northeastern states have enacted or have proposed future MTBE bans and gasoline blenders in these states are making decisions that would lead to deselection of MTBE, which will also negatively impact U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 17% of its total 2003 revenues. Lyondell intends to continue marketing MTBE in the U.S. In the short term, in response to market conditions, Lyondell is capable of adjusting, within design limits, the relative ratios of propylene oxide (“PO”) and tertiary butyl alcohol (“TBA”) produced at its PO/TBA plants. It can also shift more of its PO production to PO/SM plants from PO/TBA plants, as necessary. This flexibility has increased with the fourth quarter 2003 startup of the Maasvlakte PO/SM plant. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Under the more expensive iso-octane alternative, the current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. Alternatively, Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell has not made any capital commitments regarding any of these alternatives at this time, and any ultimate decision will depend upon further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to phase in production of a lower sulfur-content gasoline in 2004, with final compliance by 2007. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. To date, the off-road diesel fuel standards have not been finalized. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

In 2003, LCR developed alternative approaches to complying with the low sulfur gasoline standard and the new diesel fuel standard that will lead to an approximate $300 million reduction in overall estimated capital expenditures for these projects. As a result, LCR recognized impairment of value of $25 million of project costs incurred to date. The revised estimated spending for these projects, excluding the $25 million charge, totaled between $165 million to $205 million. LCR significantly reduced the estimated costs for implementing the new diesel standards as a result of its ability to retrofit current production units. The revised estimated cost for the new diesel standards also reflects LCR’s implementation strategy for producing ULSD and “off road” diesel. LCR has spent approximately $28 million, excluding the $25 million charge, as of March 31, 2004 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $120 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

10. Per Share Data

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of stock options issued and outstanding warrants. These stock options and warrants were antidilutive for the periods presented. Loss per share data and dividends declared per share of common stock were as follows:

	For the three months ended March 31,
	2004	2003
Basic and diluted weighted average shares, in thousands	176,543	160,419

Basic and diluted loss per share	$(0.08)	$(0.70)

Dividends declared per share of common stock	$0.225	$0.225

11. Comprehensive Loss

The components of the comprehensive loss were as follows:

	For the three months ended March 31,
Millions of dollars	2004	2003
Net loss	$(15)	$(113)
Other comprehensive gain (loss):
Foreign currency translation gain (loss)	(36)	52
Other	(2)	—

Total other comprehensive gain (loss)	(38)	52

Comprehensive loss	$(53)	$(61)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including PO, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene, and TBA and its primary derivative, MTBE;

•	Petrochemicals, which include ethylene, propylene, butadiene, oxygenated products and aromatics;

•	Polymers, which primarily include polyethylene and polypropylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table for the three months ended:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Unallocated	Total
March 31, 2004:
Sales and other operating revenues	$1,105	$—	$—	$—	$—	$1,105
Operating income	23	—	—	—	—	23
Interest expense		—	—	—	(111)	(111)
Interest income		—	—	—	2	2
Other expense, net	(1)	—	—	—	—	(1)
Income (loss) from equity investments	1	73	(10)	56	(57)	63
Loss before income taxes						(24)

March 31, 2003:
Sales and other operating revenues	$989	$—	$—	$—	$—	$989
Operating loss	(18)	—	—	—	—	(18)
Interest expense	—	—	—	—	(100)	(100)
Interest income	—	—	—	—	17	17
Other income, net	16	—	—	—	—	16
Income (loss) from equity investments	(2)	(22)	(25)	19	(53)	(83)
Loss before income taxes						(168)

“Income (loss) from equity investments - Unallocated” as presented above consists of Equistar items not allocated to segments, principally general and administrative expenses and interest expense, net.

13. Proposed Transaction with Millennium

In late March 2004, Lyondell and Millennium executed a definitive agreement for Lyondell to acquire Millennium in a stock-for-stock business combination of the two companies. The proposed transaction is subject to approval by both Lyondell and Millennium shareholders, the amendment of Lyondell’s and Millennium’s respective bank credit agreements and Lyondell’s accounts receivable sales facility and other customary conditions. Lyondell anticipates that the proposed transaction will close during the third quarter of 2004; however, there can be no assurance that the proposed transaction will be completed.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the following (see Note 7):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes, Series B due 2007, 9.875%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%, and

•	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation and a wholly owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of March 31, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$837	$239	$323	$—	$1,399
Property, plant and equipment, net	808	845	913	—	2,566
Investments and long-term receivables	5,683	612	1,863	(6,029)	2,129
Goodwill, net	723	130	227	—	1,080
Other assets	268	72	50	—	390

Total assets	$8,319	$1,898	$3,376	$(6,029)	$7,564

Current liabilities	$468	$138	$136	—	$742
Long-term debt	4,149	—	2	—	4,151
Other liabilities	619	44	25	—	688
Deferred income taxes	507	174	87	—	768
Intercompany liabilities (assets)	1,495	130	(1,625)	—	—
Minority interest	—	—	134	—	134
Stockholders’ equity	1,081	1,412	4,617	(6,029)	1,081

Total liabilities and stockholders’ equity	$8,319	$1,898	$3,376	$(6,029)	$7,564

BALANCE SHEET

As of December 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$824	$212	$323	$—	$1,359
Property, plant and equipment, net	817	879	944	—	2,640
Investments and long-term receivables	5,655	630	1,861	(5,998)	2,148
Goodwill, net	723	130	227	—	1,080
Other assets	271	76	59	—	406

Total assets	$8,290	$1,927	$3,414	$(5,998)	$7,633

Current maturities of long-term debt	$—	$—	$—	$—	$—
Other current liabilities	441	142	116	—	699
Long-term debt	4,149	—	2	—	4,151
Other liabilities	609	44	27	—	680
Deferred income taxes	517	185	90	—	792
Intercompany liabilities (assets)	1,418	145	(1,563)	—	—
Minority interest	—	—	155	—	155
Stockholders’ equity	1,156	1,411	4,587	(5,998)	1,156

Total liabilities and stockholders’ equity	$8,290	$1,927	$3,414	$(5,998)	$7,633

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended March 31, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$692	$330	$240	$(157)	$1,105
Cost of sales	624	313	249	(157)	1,029
Selling, general and administrative expenses	33	5	7	—	45
Research and development expenses	8	—	—	—	8

Operating income (loss)	27	12	(16)	—	23
Interest income (expense), net	(110)	—	1	—	(109)
Other income (expense), net	(19)	(1)	19	—	(1)
Income (loss) from equity investments	102	—	63	(102)	63
Intercompany income	(24)	10	14	—	—
(Benefit from) provision for income taxes	(9)	8	30	(38)	(9)

Net income (loss)	$(15)	$13	$51	$(64)	$(15)

STATEMENT OF INCOME

For the Three Months Ended March 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$622	$260	$555	$(448)	$989
Cost of sales	644	246	514	(448)	956
Selling, general and administrative expenses	22	6	14	—	42
Research and development expenses	9	—	—	—	9

Operating income (loss)	(53)	8	27	—	(18)
Interest income (expense), net	(88)	4	1	—	(83)
Other income (expense), net	(18)	—	34	—	16
Income (loss) from equity investments	22	(2)	(81)	(22)	(83)
Intercompany income	(31)	10	21	—	—
(Benefit from) provision for income taxes	(55)	7	1	(8)	(55)

Net income (loss)	$(113)	$13	$1	$(14)	$(113)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(15)	$13	$51	$(64)	$(15)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17	17	29	—	63
Income from equity investments	—	—	(6)	—	(6)
Deferred income taxes	(4)	(6)	—	—	(10)
Intercompany (receivables) payables, net	7	(15)	(18)	26	—
Net changes in other assets and liabilities	53	1	(18)	—	36

Net cash provided by (used in) operating activities	58	10	38	(38)	68

Expenditures for property, plant and equipment	(8)	(2)	(1)	—	(11)
Distributions from affiliates in excess of earnings	—	10	8	—	18
Contributions and advances to affiliates	—	(2)	(11)	—	(13)

Net cash provided by (used in) investing activities	(8)	6	(4)	—	(6)

Dividends paid	(31)	—	(38)	38	(31)
Other	3	—	—	—	3

Net cash used in financing activities	(28)	—	(38)	38	(28)

Effect of exchange rate changes on cash	—	12	(13)	—	(1)

Increase (decrease) in cash and cash equivalents	$22	$28	$(17)	$—	$33

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Three Months Ended March 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(79)	$13	$1	$(48)	$(113)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	18	12	27	—	57
Losses from equity investments	—	2	100	—	102
Deferred income taxes	(68)	—	14	—	(54)
Gain on sale of equity interest	—	—	(18)	—	(18)
Intercompany (receivables) payables, net	104	9	(104)	(9)	—
Net changes in other assets and liabilities	104	(2)	(30)	—	72

Net cash provided by (used in) operating activities	79	34	(10)	(57)	46

Expenditures for property, plant and equipment	(6)	(1)	(2)	—	(9)
Distributions from affiliates in excess of earnings	—	—	71	—	71
Contributions and advances to affiliates	—	(27)	(24)	—	(51)
Proceeds from sale of equity interest	—	—	28	—	28
Purchase of other short-term investments	(9)	—	—	—	(9)

Net cash provided by (used in) investing activities	(15)	(28)	73	—	30

Dividends paid	(28)	—	(57)	57	(28)
Other	(3)	—	—	—	(3)

Net cash used in financing activities	(31)	—	(57)	57	(31)

Increase in cash and cash equivalents	$33	$6	$6	$—	$45